100 IMS Drive

Parsippany, NJ 07054

iqvia.com

July 11, 2019

Mr. Steve Lo

Division of Corporation Finance

Office of Beverage, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IQVIA Holdings Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018 filed February 19, 2019

Form 8-K filed February 14, 2019

File No. 001-35907

Dear Mr. Lo:

IQVIA Holdings Inc. (the “Company”, “we”, or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on Monday, July 1, 2019, dated June 10, 2019 (the “Comment Letter”) related to the Company’s Form 10-K for the fiscal year ended December 31, 2018 filed with the Commission on February 19, 2019 (the “Form 10-K”) and Form 8-K furnished on February 14, 2019, including Exhibit 99.1 thereto (the “Earnings Release”) (File No. 001-35907).

In this letter, we have referred to the Staff’s comment in bold and have followed it with the Company’s response to the Staff.

Form 8-K filed on February 14, 2019

Exhibit 99.1, page 1

1.

We note your presentation of adjusted net income includes an adjustment for purchase accounting amortization. Please tell us how you determined that this adjustment does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Company Response:

The Company respectfully acknowledges the Staff’s comment and believes that its treatment of the amortization of acquired intangible assets during the periods covered by the Company’s Form 10-K and the Earnings Release does not substitute an individually-tailored expense recognition method for those of GAAP and that such treatment was in compliance with Rule 100(b) of Regulation G and the Staff’s guidance in Question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“CDI 100.04”).

In determining that the adjustment to exclude the amortization of intangible assets to arrive at Adjusted Net Income does not substitute individually-tailored income or expense recognition methods for those of GAAP, the Company considered the criteria provided in CDI 100.04. Based on the Company’s evaluation of CDI 100.04 and Rule 100(b) of Regulation G and the various definitions provided therein, the Company determined that the adjustment to exclude the amortization of acquired intangible assets does not employ individually tailored income or expense recognition methods because it consists of eliminating all of the amortization of acquired customer relationships, trademarks, and databases from each of the Company’s acquisitions (the majority of which, though, relate to the merger (the “Merger”) of equals that occurred on October 3, 2016, between Quintiles Transnational Holdings Inc. and IMS Health Holdings, Inc.), rather than excluding the amortization from certain selectively chosen acquired intangible assets.

The Company excludes this amortization from its non-GAAP measures because the expense may cause differences when comparing our results to companies that grow internally as the fair value assigned to the intangible assets acquired through acquisition may significantly exceed the equivalent expenses that a company may incur for similar efforts when performed to develop intangible assets internally. Additionally, the size, number and type of transactions have varied meaningfully over time. Acquisition-related charges resulting directly from merger and acquisition activities such as legal, due diligence and integration costs are not factored into management’s evaluation of potential acquisitions or its performance after completion of acquisitions, because they are not related to the Company’s core operating performance, and the frequency and amount of such charges vary significantly based on the size and timing of the acquisitions and the maturities of the businesses being acquired. In addition, the Company believes that the adjustments of items such as acquisition-related costs and amortization of intangible assets more closely correlate with the sustainability of the Company’s operating performance. Furthermore, in contrast with the depreciation of property and equipment and amortization of software and related assets, neither of which are adjusted for in arriving at the Company’s Adjusted Net Income, the amortization costs associated with the Merger and all other acquisitions are not a result of normal, recurring, cash operating expenses necessary to operate our business. In addition, several of our peers disclose a similar adjustment, and as such, we considered it helpful to investors to include for comparative purposes. The Company believes that including the adjustment to exclude the amortization of acquired intangible assets in the Company’s non-GAAP Adjusted Net Income enhances the comparability of our results between periods and provides additional information and transparency to investors on adjustments and other items that are not indicative of the Company’s current and future operating performance.

For the foregoing reasons, the Company determined that the adjustment to exclude the amortization of acquired intangible assets does not substitute an individually-tailored expense recognition method for those of GAAP.

If you have any questions or further comments, please contact our principal accounting officer, Manny Korakis, by email at Manny.Korakis@iqvia.com or by phone at (973) 394-8748 or contact me by email at Michael.McDonnell@iqvia.com or by phone at (973) 257-2251.

Sincerely,

/s/ Michael R. McDonnell
Michael R. McDonnell
Executive Vice President and Chief Financial Officer
IQVIA Holdings Inc.